SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "**Agreement**") is dated as of October 31, 2011, among Paradigm Oil and Gas, Inc. (the "**Company**") and La Jolla Cove Investors, Inc., a California corporation (the "**Investor**"), with respect to the following facts.

A. The Company is engaged in the business of oil and gas exploration, has registered its Common Stock under the Exchange Act (as defined below), and shares of its Common Stock currently trade on the OTCBB market.

B. Subject to the terms and conditions set forth in this Agreement and pursuant to the Securities Act (as defined below), the Company desires to issue and sell to the Investor, and the Investor desires to purchase from the Company certain Securities (as defined below) of the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and intending to be legally bound, the Company and the Investor agree as follows:

ARTICLE 1.
DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

"**Action**" as to any Person, means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or threatened in writing against or affecting such Person, any of such Person's Subsidiaries or any of such Person's or such Subsidiaries' respective properties, before or by any Governmental Authority, arbitrator, regulatory authority (federal, state, county, local or foreign), stock market, stock exchange or trading facility.

"**Affiliate**" has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

"**Business Day**" means any day except Saturday, Sunday and any day which is a federal legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"**Buy-In**" has the meaning set forth in Section 4.1(c).

"**California Courts**" means the state and federal courts sitting in the City of San Francisco, State of California.

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"**Commission**" means the Securities and Exchange Commission.

"**Common Stock**" means the common stock of the Company, par value $0.001 per share, and any securities into which such common stock may hereafter be reclassified or for which it may be exchanged as a class.

"**Company**" has the meaning set forth in the recitals to this Agreement.

"**Common Stock Equivalents**" means any securities of the Company or any Subsidiary which entitle the holder thereof to acquire Common Stock at any time, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock or other securities that entitle the holder to receive, directly or indirectly, Common Stock.

"**Convertible Debenture**" means that certain 4¾% Convertible Debenture, issued by Company to La Jolla Cove Investors, Inc. or its registered assigns (the "**Holder**").

"**Disclosure Materials**" has the meaning set forth in Section 3.1(h).

"**Environmental Laws**" has the meaning set forth in Section 3.1(u).

"**Equity Investment Agreement**" means the Equity Investment Agreement of even date herewith, between the Company and the Investor, providing the Investor with the right to purchase up to $2,000,000 of Common Stock in accordance with the terms set forth therein.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Existing Company Entities**" means the Company and its Subsidiaries in existence as of the date of this Agreement, and "**Existing Company Entity**" means any of the Company and any of its Subsidiaries in existence as of the date of this Agreement.

"**Force Majeure Event**" means an act or event, including, as applicable, an act of God, act of the public enemy, fire, earthquake, flood, explosion, war, invasion, insurrection, riot, mob violence, sabotage, terrorism, inability to procure or a general shortage of labor, equipment, facilities, materials, or supplies in the open market, failure or unavailability of transportation, strike, lockout, actions of labor unions, a taking by eminent domain, requisitions and laws or orders of government or civil, military, or naval authorities, or any other cause, whether similar or dissimilar to the foregoing that is not within the reasonable control of the Company, so long as such act or event, in each case, (i) is not due to the fault or negligence of Company, (ii) is not reasonably foreseeable and avoidable with reasonable efforts by the Company, and (iii) results in a Material Adverse Effect.

"**GAAP**" means U.S. generally accepted accounting principles.

"**Governmental Body**" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental

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authority of any nature (including any governmental or administrative division, department, agency, commission, instrumentality, official, organization, unit, body or entity) and any court or other tribunal.

"**Intellectual Property Rights**" has the meaning set forth in Section 3.1(o).

"**Investor Party**" has the meaning set forth in Section 4.7.

"**Legal Requirement**" shall mean any federal state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of any national securities exchange upon which the Common Stock is then listed or traded). Reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision.

"**Lien**" means any lien, charge, encumbrance, security interest, right of first refusal, right of participation, right of redemption or other restrictions of any kind.

"**Losses**" has the meaning set forth in Section 4.7.

"**Material Adverse Effect**" means any of (i) a material and adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material and adverse effect on the results of operations, assets, properties, prospects, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material and adverse impairment to the Company's ability to perform on a timely basis its obligations under any Transaction Document.

"**Material Contracts**" has the meaning set forth in Section 3.1(x).

"**Person**" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"**Rule 144**" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"**SEC Reports**" has the meaning set forth in Section 3.1(h).

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Share Delivery Date**" has the meaning set forth in Section 4.1(c).

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"**Securities**" means the Convertible Debentures and Equity Investment Agreement being issued and sold to the Investor by the Company hereunder, as well as the shares of Common Stock underlying the Convertible Debentures and Equity Investment Agreement.

"**Short Sales**" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

"**Subsidiary**" of the Company means any "subsidiary" as defined in Rule 1-02(x) of the Regulation S-X promulgated by the Commission under the Exchange Act of such Person.

"**Trading Day**" means (i) a day on which the Common Stock is traded on a Trading Market or (ii) if the Common Stock is not quoted on any Trading Market, a day on which the Common Stock is quoted in the over the counter market as reported by the Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i) or (ii) hereof, then Trading Day shall mean a Business Day.

"**Trading Market**" means whichever of the New York Stock Exchange, the NYSE Amex Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board or OTC Pink Sheets on which the Common Stock is listed or quoted for trading on the date in question.

"**Transaction Documents**" means this Agreement, the Convertible Debenture, the Equity Investment Agreement, the Guaranty and any other documents or agreements executed in connection with the transactions contemplated hereunder.

"**Transfer Agent**" means PST, the current transfer agent of the Company, with a mailing address of 4045 S. Spencer St 402 Las Vegas, NV 89119, and a facsimile number of 702-433-1979, and any successor transfer agent of the Company.

ARTICLE 2.
PURCHASE AND SALE

2.1   Purchase and Sale. The Company hereby issues to the Investor, and the Investor hereby purchases from the Company the Convertible Debenture and the Equity Investment Agreement in exchange for payment of $200,000. The Company and the Investor intend that: (i) the Convertible Debenture is debt for U.S. federal income Tax purposes, (ii) the Convertible Debenture and the Equity Investment Agreement constitute an "investment unit" as of the date hereof within the meaning of Section 1273 of the Code, (iii) that the Convertible Debenture issued to the Investor constitutes a single debt instrument for purposes of Sections 1271 through 1275 of the Code and the Treasury Regulations thereunder (pursuant to Treasury Regulations Section 1.1275-2(c)), (iv) that the Convertible Debentures are issued with original issue discount, and (v) that the Company shall timely calculate and report the amount of original issue discount

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as required by applicable law. The Company and the Investor agree to adhere to the terms of this Agreement for U.S. federal income Tax purposes and not to take any action or file any Tax Return, report or declaration inconsistent herewith (including with respect to the amount of original issue discount on the Convertible Debenture), except as required by applicable law.

2.2 Closing Deliveries.

(a) In connection with the execution and delivery of this Agreement, the Company is concurrently delivering to the Investor the following:

(i) the Convertible Debenture, duly signed by the Company;

(ii) the Equity Investment Agreement, duly signed by the Company;

(iii) a legal opinion from counsel of Investor's choice, in agreed form, addressed to the Investor stating that the structure of this Agreement, the Convertible Debenture and the Equity Investment Agreement complies with current securities law and SEC regulations, and that the Common Stock issuable shall be freely trading and saleable under Rule 144 six (6) months after the respective investment is made by the Investor

(iv) A Guaranty of Cameron Cravey and Troy Abbott, Trustee, which Guaranty is secured by three parcels of real property in Mabank, Texas;

(v) the names of two licensed brokers who are able and willing to sell shares of the Company's Common Stock for Holder, and a letter from each Broker addressed to Holder confirming such willingness and ability;

(vi) a certificate of the Company executed by an officer of the Company, dated as of the Closing, certifying the resolutions adopted by the Company's board of directors authorizing the execution of the Transaction Documents, the issuance of the Securities, and the transactions contemplated hereby, and copies of any required third party consents, approvals and filings required in connection with the consummation of the transactions contemplated by this Agreement or any other agreement or operative document between the parties;

(vii) a statement from an officer of the company certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company.

for collateral of 123 and 107, all liens to Be Paid & record in 1st position

(b) The Investor is concurrently delivering to the Company the purchase price for the Securities by wire transfer of $100,000 in immediately available funds to the Company and will deliver to the Company the additional amount of $100,000 when the liens recorded against 107 East Market Street, Mabank Texas, 75147 (the "107 Property"), which has been pledged as security for the Guaranty by officers and/or directors of the Company, or related persons thereto, have been properly removed and title insurance for the 107 Property can be issued showing the 107 Property as lien free.

at which time 100 [illegible] [illegible]

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2.3 Closing Conditions. The Company understands that Holder's obligation to purchase the Securities on the Closing Date pursuant to this Agreement is conditioned upon:

(a) The accuracy on the Closing Date of the representations and warranties of the Company contained in this Agreement as if made on the Closing Date (except for representations and warranties which, by their express terms, speak as of and relate to a specified date, in which case such accuracy shall be measured as of such specified date) and the performance by the Company in all respects on or before the Closing Date of all covenants and agreements of the Company required to be performed by it pursuant to this Agreement on or before the Closing Date, all of which shall be confirmed to Holder by delivery of the certificate of the chief executive officer of the Company to that effect;

(b) There not having occurred (i) any general suspension of trading in, or limitation on prices listed for, the Common Stock on the OTCBB/Pink Sheet, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, protectorates or possessions or (iv) in the case of the foregoing existing at the date of this Agreement, a material acceleration or worsening thereof or (v) any Event of Default;

(c) There shall not be in effect any law, order, ruling, judgment or writ of any court or public or governmental authority restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement;

(d) The Company shall have obtained all consents, approvals or waivers from governmental authorities and third persons necessary for the execution, delivery and performance of the Documents and the transactions contemplated thereby, all without material cost to the Company;

(e) Holder shall have received such additional documents, certificates, payment, assignments, transfers and other deliveries as it or its legal counsel may reasonably request and as are customary to effect a closing of the matters herein contemplated.

2.4 Additional Debenture. At Holder's sole discretion, Holder may purchase, at any time, a second debenture on the exact same terms as the Debenture in the amount of $300,000 ("Second Debenture") and enter into a second equity investment agreement on the exact same terms as the Equity Investment Agreement ("Second Equity Investment Agreement"), except that the amount thereof shall be $3,000,000. If Holder gives Company written notice thereof, the Company shall within two (2) Business Days thereafter, issue to Holder in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Second Debenture and Second Equity Investment Agreement, in form and substance the same as the Debenture and Equity Investment Agreement, and all of Holder's representations warranties and covenants contained herein shall apply to the Second Debenture and Second Equity Investment Agreement.

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ARTICLE 3.
REPRESENTATIONS AND WARRANTIES

3.1 <u>Representations and Warranties of the Company.</u> The Company hereby makes the following representations and warranties to the Investor:

(a) <u>Subsidiaries.</u> Schedule 3.1(a) sets forth each Subsidiary of the Company, showing the jurisdiction of its incorporation or organization and showing the percentage of ownership of such Subsidiary by the relevant Existing Company Entity. The Existing Company Entities have no direct or indirect Subsidiaries other than as disclosed in Schedule 3.1(a). Except as disclosed in Schedule 3.1(a), the Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any and all Liens, and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(b) <u>Organization and Qualification.</u> Each of the Existing Company Entities is duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. No Existing Company Entity is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each Existing Company Entity is duly qualified to conduct its respective businesses and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(c) <u>Authorization; Enforcement.</u> The Company has the requisite corporate and other power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and to carry out its obligations thereunder. The execution and delivery of the Transaction Documents by the Company and the consummation of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company, and no further action is required in connection with such authorization. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar Legal Requirement relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

(d) <u>No Conflicts.</u> The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company's articles of incorporation, bylaws or other charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default)

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under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing any of the debt of any Existing Company Entity or otherwise) or other understanding to which any of the Existing Company Entities is a party or by which any property or asset of any of the Existing Company Entities is bound or affected, or (iii) create or impose a lien, mortgage, security interest, charge or encumbrance of any nature on any property of the Existing Company Entity under any agreement or any commitment to which any of the Existing Company Entity is a party or by which any of the Existing Company Entity is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any Legal Requirement to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of any Existing Company Entity is bound or affected; except in the case of each of clauses (ii), (iii) and (iv), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. None of the Existing Company Entities is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any Governmental Body in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (i) filings required by state securities laws, (ii) the filing of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act and (iii) those that have been made or obtained prior to the date of this Agreement.

(f) Issuance of the Common Stock. The Securities have been duly authorized and, the Common Stock when issued and paid for in accordance with the Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens.

(g) Capitalization. The number of shares and type of all authorized, issued and outstanding capital stock of the Company, and all shares of Common Stock reserved for issuance under the Company's various option and incentive plans, if any, is specified on Schedule 3.1(g). Except as specified on Schedule 3.1(g), no securities of the Company are entitled to preemptive or similar rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as specified on Schedule 3.1(g), there are no outstanding shares of capital stock, voting securities, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of capital stock or voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of capital stock or voting securities of the Company, or securities or rights convertible or exchangeable into shares of capital stock or voting securities of the Company. The sale of the Securities to the Investors will not, immediately or with the passage of time, obligate the Company to issue shares of capital stock or voting securities of the Company or other securities to any Person (other than the Investors) or result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such

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securities. Except as described on Schedule 3.1(g), there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securities-holders of the Company relating to the securities of the Company held by them. Except as described on Schedule 3.1(g), no Person has registration rights with respect to any securities of the Company, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person, which have not been satisfied.

(h) SEC Reports; Financial Statements. The Company has filed all reports and registration statements required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (or such shorter period as the Company was required by law to file such reports) (the foregoing materials being collectively referred to herein as the "**SEC Reports**" and, together with the Schedules to this Agreement (if any), the "**Disclosure Materials**") on a timely basis or has timely filed a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company and each Subsidiary included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. There are no liabilities of the Existing Company Entities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than: (i) liabilities provided for in the balance sheet of the Company as of December 31, 2010 or disclosed in the notes thereto; and (ii) other undisclosed liabilities which, individually or in the aggregate, have not resulted in or could reasonably be expected to result in a Material Adverse Effect.

(i) Material Changes. Since the date of the latest audited financial statements of the Company included in the SEC reports, there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, and the Existing Company Entities have not (i) issued any stock, bonds or other securities or any rights, options or warrants with respect thereto, (ii) declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, (iii) incurred any liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP, (iv) made any

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changes in employee compensation except in the ordinary course of business and consistent with past practices; (v) experienced any material problems with labor or management in connection with the terms and conditions of their employment; (vi) altered its method of accounting or the identity of its auditors, (vii) suffered any material damage, destruction or casualty loss, whether or not covered by insurance, (viii) sold, assigned or transferred any other tangible assets, or canceled any debts or claims, except in the ordinary course of business, (ix) sold, assigned or transferred any patent rights, trademarks, trade names, copyrights, trade secrets or other intangible assets or intellectual property rights, or disclosed any proprietary confidential information to any Person except to customers in the ordinary course of business or to the Investors or their respective representatives; (x) suffered any substantial losses or waived any rights of material value, whether or not in the ordinary course of business, or suffered the loss of any material amount of prospective business; (xi) made capital expenditures or commitments therefor that aggregate in excess of $250,000; (xii) entered into any other transaction other than in the ordinary course of business; or (xiii) entered into an agreement, written or otherwise, to take any of the foregoing actions.

(j) Litigation. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. Neither the Existing Company Entities, nor to the knowledge of the Existing Company Entities, any director or officer thereof (in his or her capacity as such), is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending any investigation by the Commission involving any Existing Company Entity or any current or former director or officer of an Existing Company Entity (in his or her capacity as such).

(k) Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of any of the Existing Company Entities. No Existing Company Entity is a party to any collective bargaining agreement with any Person.

(l) Compliance. None of the Existing Company Entities (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by an Existing Company Entity under), nor has any Existing Company Entity received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or Governmental Body, or (iii) is or has been in violation of any statute, rule or regulation of any Governmental Body, including all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case, such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(m) Regulatory Permits. The Existing Company Entities possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign

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regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and the Existing Company Entities have not received any notice of proceedings relating to the revocation or modification of any such permits.

(n)   Title to Assets. The Existing Company Entities own, lease or otherwise have a valid right to use, all real property that is material to their respective businesses and good and marketable title in all personal property owned by them that is material to their respective businesses, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Existing Company Entities. Any real property and facilities held under lease by the Existing Company Entities are held by them under valid, subsisting and enforceable leases.

(o)   Patents and Trademarks. The Existing Company Entities have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights (collectively, the "Intellectual Property Rights") that are necessary or material for use in connection with their respective businesses and which the failure to so have could, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. No Existing Company Entity has received a written notice that the Intellectual Property Rights used by such Existing Company Entity violates or infringes upon the rights of any Person. To the knowledge of the Existing Company Entities, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.

(p)   Insurance. The Existing Company Entities are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Existing Company Entities are engaged.

(q)   Transactions With Affiliates and Employees; Customers.   Except as described in the Disclosure Materials, none of the officers, directors or 5% or more shareholders of any of the Existing Company Entities, and, to the knowledge of the Company, none of the employees of any of the Existing Company Entities, is presently a party to any transaction with any of the Existing Company Entities (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such Person or, to the knowledge of the Company, any entity in which any officer, director, or such employee or 5% or more shareholder has a substantial interest or is an officer, director, trustee or partner. None of the Existing Company Entities owes any money or other compensation to any of their respective officers or directors or shareholders, except to the extent of ordinary course compensation arrangements. No material customer of any of the Existing Company Entities has indicated their intention to diminish their relationship with such Existing Company Entity and none of the Existing Company Entities has any knowledge from which it could reasonably conclude that any such customer relationship may be adversely affected.

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(r) Brokers Fees. No brokerage or finder's fees or commissions are or will be payable by any of the Existing Company Entities to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement. The Investor shall have no obligation with respect to any fees or with respect to any claims (other than such fees or commissions owed by the Investor pursuant to written agreements executed by the Investor which fees or commissions shall be the sole responsibility of the Investor) made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement, with the exception of HAPA Capital.

(s) Investment Company. The Company is not, and is not an Affiliate of, and immediately following the Closing will not have become, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(t) Taxes. The Existing Company Entities have timely and properly filed all tax returns required to be filed by them for all years and periods (and portions thereof) for which any such tax returns were due, except where the failure to so file would not have or reasonably be expected to result in a Material Adverse Effect. All such filed tax returns are accurate in all material respects. The Company has timely paid all taxes due and payable (whether or not shown on filed tax returns), except where the failure to so pay would not have or reasonably be expected to result in a Material Adverse Effect. There are no pending assessments, asserted deficiencies or claims for additional taxes that have not been paid. The reserves for taxes, if any, reflected in the SEC Reports are adequate, and there are no Liens for taxes on any property or assets of any of the Existing Company Entities (other than Liens for taxes not yet due and payable). There have been no audits or examinations of any tax returns by any Governmental Body, and none of the Existing Company Entities has received any notice that such audit or examination is pending or contemplated. No claim has been made by any Governmental Body in a jurisdiction where any of the Existing Company Entities does not file tax returns that it is or may be subject to taxation by that jurisdiction. To the knowledge of the Company, no state of facts exists or has existed which would constitute grounds for the assessment of any penalty or any further tax liability beyond that shown on the respective tax returns. There are no outstanding agreements or waivers extending the statutory period of limitation for the assessment or collection of any tax. None of the Existing Company Entities is a party to any tax-sharing agreement or similar arrangement with any other Person.

(u) Environmental Matters. None of the Existing Company Entities: (i) is in violation of any statute, rule, regulation, decision or order of any Governmental Body relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "**Environmental Laws**"), (ii) owns, leases, has rights to or operates any real property contaminated with any substance that is subject to any Environmental Laws, (iii) is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or (iv) is subject to any claim relating to any Environmental Laws, and there is no pending or, to the Company's knowledge, threatened investigation that might lead to such a claim.

(v) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between any Existing Company Entity and an unconsolidated or other off

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balance sheet entity that is required to be disclosed by the Company in the SEC Reports and is not so disclosed.

(w) Solvency. The Company has not (i) made a general assignment for the benefit of creditors; (ii) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by its creditors; (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of its assets; (iv) suffered the attachment or other judicial seizure of all, or substantially all, of its assets; (v) admitted in writing its inability to pay its debts as they come due; or (vi) made an offer of settlement, extension or composition to its creditors generally.

(x) Material Contracts. Each of the following contracts to which the Company is a party (each, a "Material Contract") is valid and in full force and effect, is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws affecting creditors' rights generally and general principles of equity, and will continue to be so immediately following the Closing Date:

(i) any agreements, contracts or commitments that call for prospective fixed and/or contingent payments or expenditures by or to any of Existing Company Entities of more than $250,000, or which is otherwise material and not entered into in the ordinary course of business;

(ii) any contract, lease or agreement involving payments in excess of $250,000, which is not cancelable by any of Existing Company Entities, as applicable, without penalty on not less than 60 days notice;

(iii) any contract, including any distribution agreements, containing covenants directly or explicitly limiting the freedom of any of Existing Company Entities to compete in any line of business or with any Person or to offer any of its products or services;

(iv) any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for the borrowing of money or pledging or granting a security interest in any assets;

(v) any employment contracts, non-competition agreements, invention assignments, severance or other agreements with officers, directors, employees, stockholders or consultants of any of Existing Company Entities or Persons related to or affiliated with such Persons;

(vi) any stock redemption or purchase agreements or other agreements affecting or relating to the capital stock of any of Existing Company Entities, including any agreement with any stockholder of any of Existing Company Entities which includes anti-dilution rights, voting arrangements or operating covenants;

(vii) any pension, profit sharing, retirement, stock option or stock ownership plans;

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(viii)   any royalty, dividend or similar arrangement based on the revenues or profits of any of Existing Company Entities or based on the revenues or profits derived from any material contract;

(ix)   any acquisition, merger, asset purchase or other similar agreement;

(x)   any sales agreement which entitles any customer to a right of set-off, or right to a refund after acceptance thereof; or

(xi)   any agreement with any supplier or licensor containing any provision permitting such supplier or licensor to change the price or other terms upon a breach or failure by any of Existing Company Entities, as applicable, to meet its obligations under such agreement.

None of the Existing Company Entities has violated or breached, or committed any default under, any Material Contract in any material respect, and, to the Company's knowledge, no other Person has violated or breached, or committed any default under any Material Contract, except for violations, breaches of defaults which would not have or reasonably be expected to result in a Material Adverse Effect. To the Company's knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to: (A) result in a material violation or breach of any of the provisions of any Material Contract, (B) give any Person the right to declare a default or exercise any remedy under any Material Contract, (C) give any Person the right to accelerate the maturity or performance of any Material Contract or (D) give any Person the right to cancel, terminate or modify any Material Contract, except, in each case, as would not have or reasonably be expected to result in a Material Adverse Effect.

(y)   Disclosure.   All disclosure provided to the Investors regarding the Company, the Subsidiaries or their respective businesses and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Company's representations and warranties set forth in this Agreement and the disclosure set forth in any diligence report, or business plan provided by the Company or any Person acting on the Company's behalf) are true and correct in all material aspects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(z)   Broker.   Aegis Capital Corporation and Scottsdale Capital Advisories are registered securities dealers or securities brokers that trade the Company's stock.

3.2   Representations and Warranties of the Investor.   The Investor represents and warrants to the Company as follows:

(a)   Organization; Authority.   The Investor is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents to which it is a party or a signatory and otherwise to carry out its obligations thereunder. The execution, delivery and performance by the Investor of the transactions contemplated by this Agreement has been duly authorized by all necessary

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corporate action on the part of the Investor. Each Transaction Document executed by the Investor has been duly executed by the Investor, and when delivered by the Investor in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Investor, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

(b) Investment Intent. The Investor is acquiring the Securities for its own account and not with a view to or for distributing or reselling such Securities or any part thereof, without prejudice, however, to the Investor's right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. Subject to the immediately preceding sentence, nothing contained herein shall be deemed a representation or warranty by the Investor to hold the Securities for any period of time. The Investor is acquiring the Securities hereunder in the ordinary course of its business. The Investor does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

(c) Investor Status. The Investor is not a registered broker-dealer under Section 15 of the Exchange Act. The Investor has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities. The Investor acknowledges that an investment in the Securities is speculative and involves a high degree of risk. At the time the Investor was offered the Securities, it was, and at the date hereof it is, an "accredited investor" as defined in Rule 501(a) under the Securities Act.

(d) General Solicitation. The Investor is not purchasing the Securities as a result of any advertisement, article, notice, meeting, or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(e) Access to Information. The Investor acknowledges that it has reviewed the Disclosure Materials and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and the Existing Company Entities and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of the Investor or its representatives or counsel shall modify, amend or affect the Investor's right to rely on the truth, accuracy and completeness of the Disclosure Materials and the Existing Company Entities' representations and warranties contained in the Transaction Documents.

(f) Certain Trading Activities. The Investor has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, engaged in any transactions in the securities of the Company (including, without limitations, any Short

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Sales involving the Company's securities) since the earlier to occur of (i) the time that the Investor was first contacted by the Company regarding an investment in the Company and (ii) the 30th day prior to the date of this Agreement.

(g) Rule 144. The Investor understands that the Securities must be held indefinitely unless such Securities are registered under the Securities Act or an exemption from registration is available. The Investor acknowledges that it is familiar with Rule 144 and that the Investor has been advised that Rule 144 permits resales only under certain circumstances. The Investor understands that to the extent that Rule 144 is not available, the Investor will be unable to sell any Securities without either registration under the Securities Act or the existence of another exemption from such registration requirement.

(h) General. The Investor understands that the Securities are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the applicability of such exemptions and the suitability of the Investor to acquire the Securities. The Investor understands that no United States federal or state agency or any Governmental Body has passed upon or made any recommendation or endorsement of the Securities.

ARTICLE 4.
OTHER AGREEMENTS OF THE PARTIES

4.1 Transferability; Certificate.

(a) The Securities may only be disposed of in compliance with state and federal securities laws.

(b) Certificates evidencing Securities will contain the following legends, until such time as they are not required under Section 4.1(c):

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF

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WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that the Investor may from time to time pledge, and/or grant a security interest in some or all of the Securities pursuant to a bona fide margin agreement in connection with a bona fide margin account and, if required under the terms of such agreement or account, the Investor may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval or consent of the Company and no legal opinion of legal counsel to the pledgee, secured party or pledgor shall be required in connection with the pledge, but such legal opinion may be required in connection with a subsequent transfer following default by the Investor transferee of the pledge. No notice shall be required of such pledge. At the appropriate Investor's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer thereof including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling stockholders thereunder. Except as otherwise provided in Section 4.1(c), any Securities subject to a pledge or security interest as contemplated by this Section 4.1(b) shall continue to bear the legend set forth in this Section 4.1(b) and be subject to the restrictions on transfer set forth in Section 4.1(a).

(c)   Certificates evidencing Securities shall not contain any legend (including the legend set forth in Section 4.1(b)): (i) while a registration statement covering such Securities is then effective, or (ii) following a sale or transfer of such Securities pursuant to Rule 144 (assuming the transferee is not an Affiliate of the Company), or (iii) while such Securities are eligible for sale by the selling Investor without volume restrictions under Rule 144. The Company agrees that following such time as legends are no longer required to be set forth on certificates representing Securities under this Section 4.1(c), it will, no longer than three Trading Days following the delivery by the Investor to the Company or the Transfer Agent of a certificate representing such Securities containing a restrictive legend, deliver or instruct the Transfer Agent to deliver to the Investor, Securities which are free of all restrictive and other legends. If the Company is then eligible, certificates for Securities subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Investor by crediting the prime brokerage account of the Investor with the Depository Trust Company System as directed by the Investor. If the Investor shall make a sale or transfer of Securities either (x) pursuant to Rule 144 or (y) pursuant to a registration statement and in each case shall have delivered to the Company or the Company's transfer agent the certificate representing the applicable Securities containing a restrictive legend which are the subject of such sale or transfer and a representation letter in customary form (the date of such sale or transfer and Securities delivery being the "Share Delivery Date") and (1) the Company shall fail to deliver or cause to be delivered to the Investor a certificate representing such Securities that is free from all restrictive or other legends by the third Trading Day following the Share Delivery Date and (2) following such third Trading Day after the Share Delivery Date and prior to the time such Securities are received free from restrictive legends, the Investor, or any third party on behalf of the Investor, purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Investor of such

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Securities (a "**Buy In**"), then, in addition to any other rights available to the Investor under the Transaction Documents and applicable law, the Company shall pay in cash to the Investor (for costs incurred either directly by the Investor or on behalf of a third party) the amount by which the total purchase price paid for Common Stock as a result of the Buy-In (including brokerage commissions, if any) exceed the proceeds received by the Investor as a result of the sale to which such Buy-In relates. The Investor shall provide the Company written notice indicating the amounts payable to the Investor in respect of the Buy In. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. on transfer set forth in this Section.

4.2 Intentionally Deleted.

4.3 Furnishing of Information. As long as any Investor owns any Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. As long as any Investor owns Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Investors and make publicly available in accordance with Rule 144(c) such information as is required for the Investors to sell the Securities under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such Person to sell the Securities, including the underlying Common Stock, without registration under the Securities Act within the limitation of the exemptions provided by Rule 144.

4.4 Integration. The Company shall not, and shall use its best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investors, or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market in a manner that would require stockholder approval of the sale of the Securities to the Investors.

4.5 Securities Laws Disclosure; Publicity. The Company shall not publicly disclose the name of any Investor, or include the name of any Investor in any filing with the Commission (other than any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the Exchange Act) or any regulatory agency or Trading Market, without the prior written consent of the Investor, except to the extent such disclosure is required by law or Trading Market regulations.

4.6 Intentionally Deleted.

4.7 Indemnification of Investors. The Existing Company Entities will jointly and severally indemnify and hold the Investors and their directors, officers, shareholders, partners, employees and agents (each, an "**Investor Party**") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation in respect thereof (collectively, "**Losses**") that any the Investor Party may suffer or incur as a

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result of or relating to any misrepresentation, breach or inaccuracy of any representation, warranty, covenant or agreement made by any of the Existing Company Entities in any Transaction Document. In addition to the indemnity contained herein, the Company will reimburse the Investor Party for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred.

4.8   Non-Public Information.   The Company covenants and agrees that, except as specifically contemplated by the Transaction Documents, neither it, any Company Entity nor any other Person acting on its or their behalf will provide any Investor or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that the Investor shall be relying on the foregoing representations in effecting transactions in securities of the Company.

4.9   Use of Proceeds.   The Company will use the net proceeds from the sale of the Securities hereunder, for working capital purposes and/or capital expenditure and not for the satisfaction of any portion of the Company's debt (other than payment of trade payables and accrued expenses in the ordinary course of the Company's business and consistent with prior practices), or to redeem any Common Stock or Common Stock Equivalents or engage in any related party transaction.

4.10   Reservation of Shares.   The Company has reserved and will keep available, out of the authorized and unissued shares of Common Stock, the full number of shares sufficient to provide for the purchase of Common Stock under the Transaction Documents and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion or purchase of all Common Stock available under the Transaction Documents, then, in addition to such other remedies as shall be available to the Investor, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval to file an amendment to the charter of the Company.

ARTICLE 5.
MISCELLANEOUS

5.1   Fees and Expenses.   Each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Securities and any underlying Common Stock, except that Company shall pays the fees and expenses of Investor in connection with the Guaranty and Deed of Trust securing the Guaranty, and title insurance for said Deed of Trust, and all other costs and expenses as set forth on a HUD-1 or other closing statement delivered to Company prior to the closing of this transaction.

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5.2 Entire Agreement. The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.3 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

5.4 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

5.5 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via (i) facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section or (ii) electronic mail (i.e., Email) prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via (i) facsimile at the facsimile number specified in this Section or (ii) electronic mail (i.e., Email) on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, or (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given, if sent by any means other than facsimile or Email transmission. The address for such notices and communications shall be as follows:

If to the Company:

mailing

Paradigm Oil and Gas, Inc.
Attn: Cameron C. Cravey
1307 W Main St
Ste 247 B
Gun Barrel City, TEXAS 75156
Telephone: 903-~~[illegible]~~ 425-8932
Facsimile: 972-559-1776

physical

100 MEREDITH ST
EUSTACE, TX 75124

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If to the Investor: La Jolla Cove Investors, Inc.
                                       1150 Silverado Street, Suite 218
                                       La Jolla, California 92037
                                       Telephone: 858-551-8789
                                       Facsimile: 858-551-8779

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

   5.6   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investors.

   5.7   No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.8 (as to the Investor Party).

   5.8   Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party agrees that all Actions concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action, any claim that it is not personally subject to the jurisdiction of any such Court, or that such Action has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Action by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence an Action to enforce any provisions of a Transaction Document, then the prevailing party in such Action shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action.

   5.9   Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Securities; provided, however, that the

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representations and warranties contained in Sections 3.1(e) through 3.1(cc) shall survive the Closing and delivery of the Securities for a period of eighteen (18) months.

5.10 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Investor exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Investor may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.11 Replacement of Securities. If any certificate or instrument evidencing any Security is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Security. If a replacement certificate or instrument evidencing any Security is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

5.12 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Investors and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.13 Payment Set Aside. To the extent that the Company makes a payment or payments to the Investor pursuant to any Transaction Document or the Investor enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.14 Limitation of Liability. Notwithstanding anything herein to the contrary, the Company acknowledges and agrees that the liability of the Investor arising directly or indirectly, under any Transaction Document of any and every nature whatsoever shall be satisfied solely out of the assets of the Investor, and that no trustee, officer, other investment vehicle or any other Affiliate of the Investor or any investor, shareholder or holder of shares of beneficial interest of such a Investor shall be personally liable for any liabilities of the Investor.

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5.15   Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or electronic mail in portable document format or other means intended to preserve the original graphic content of a signature, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

5.16   Intentionally Deleted.

5.17   Survival.

(a)   The representations, warranties and covenants made by each of the Company and the Investor in this Agreement, the annexes, schedules and exhibits to this Agreement and in each instrument, agreement and certificate entered into and delivered by them pursuant to this Agreement, including without limitation the terms of this clause 23, shall survive the Closing and the consummation of the transactions contemplated by this Agreement.

(b)   In the event of a breach or violation of any of such representations, warranties or covenants, the party to whom such representations, warranties or covenants have been made shall have all rights and remedies for such breach or violation available to it under the provisions of this Agreement or otherwise, whether at law or in equity, irrespective of any investigation made by or on behalf of such party on or prior to the Closing Date.

5.18   Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER DOCUMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT AND OTHER DOCUMENTS. EACH PARTY:

(A)   CERTIFIES THAT NEITHER OF THEIR RESPECTIVE REPRESENTATIVES, AGENTS OR ATTORNEYS HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS; AND

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(B)   ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized representatives as of the date first written above.

Paradigm Oil and Gas, Inc.
By: _____
Name: _____
Title: Secretary of Corporation

LA JOLLA COVE INVESTORS, INC.
By: _____
Name: Travis W. Huff
Title: Portfolio Mgr

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